Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 19 DATED JULY 28, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Liberty Grove Controlled Subsidiary - Locust Grove, GA

On July 22, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Liberty Grove Controlled Subsidiary”) for an initial purchase price of approximately $205,000, which is the initial stated value of our equity interest in a new investment round in the Liberty Grove Controlled Subsidiary (the “Liberty Grove Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Liberty Grove Controlled Subsidiary, for an initial purchase price of approximately $1,516,000 (the “Liberty Grove Interval Fund Investment” and, together with the Liberty Grove Growth VII eREIT Investment, the “Liberty Grove Investment”). The Liberty Grove Controlled Subsidiary used the proceeds of the Liberty Grove Investment to acquire eight (8) detached single family homes in the planned Liberty Grove subdivision generally located at Theberton Trail and Dunniston Dr in Locust Grove, GA (the “Liberty Grove Property”). We anticipate the Liberty Grove Controlled Subsidiary, or one of our affiliates, will purchase up to sixty (60) homes in the Liberty Grove Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Liberty Grove Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Liberty Grove Growth VII eREIT Investment and initial tranche of the eight (8) single family homes occurred concurrently.

The Liberty Grove Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Liberty Grove Growth VII eREIT Investment, we have authority to manage the Liberty Grove Controlled Subsidiary, including the Liberty Grove Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Liberty Grove Investment, paid directly by the Liberty Grove Controlled Subsidiary.

The total purchase price for the Liberty Grove Property is anticipated to be approximately $15,166,000, an average of approximately $253,000 per home. The Liberty Grove Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately ten (10) homes per month, with full delivery of the sixty (60) homes by January 2022.

The Liberty Grove Property will have a mix of unit types and floorplans, ranging from 1,769 square foot, 3 bedroom, 2 bath homes to 2,722 square foot, 5 bedroom, 3 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Liberty Grove Property.

The following table contains underwriting assumptions for the Liberty Grove Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Liberty Grove Property	6.5%	3.25%	2.75%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.